September 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Rapid Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on: September 2, 2010
File No. : 333-167960

Dear Ms. Magnor:

We represent Rapid Holdings, Inc. (“Rapid Holdings” or, the “Company,” “we,” “us,” or “our”).  By letter dated September 7, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 4 to Registration Statement (the “Registration Statement”) on Form S-1 filed on September 2, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary

About Our Company, page 1

1.  We note your disclosure that you are currently researching which licenses and permits are necessary to extend loans to customers. Please provide more information with respect to which licenses and permits are expected to be required, the status of any applications you have submitted, and an estimate of the amount of time that it will take you to acquire such licenses and permits.

Response: We intend to initially conduct business in the state of California. As such, we are required to obtain a Corporations Finance Lender License. The Registration Statement on Form S-1/A has been revised to disclose information surrounding the license requirement.

2.  We note your response to our previous comment 1 that your website has been removed from the worldwide web and that you are not able to accept any loan applications. However, we note that before the website was taken down, a loan application was available to potential customers. Please tell us whether you have received applications from potential customers to date and what your have done and will do with any applications you received.

Response: We have not received any applications to date. The Registration Statement has been revised to reflect this information on page 1.

Risk Factors

We have a limited operating history that you can use to evaluate us….page 3

3.  We note your disclosure in risk factors and elsewhere in the filing that you have a “limited” operating history. However, we also note on page 1 of the filing that you have been inactive since inception. Please revise to clarify whether you have no operating history, or whether your operating history is “limited”.

Response: We have no operating history. The risk factor on page 3 of the Registration Statement has been revised to include such information.

Description of  Business

4.  Please discuss the regulatory environment that you will operate in, including regulations that you will be required to comply with and whether government approval will be required for any of your products or services. Disclose the states in which you intend to operate and/or from which you intend to accept loan applications. Please refer to Item 101(h) of Regulation S-K.

Response: We initially intend to operate and accept loan applications in the state of California. In order to do so, we are required to obtain a Corporations Finance Lender License. Information regarding the requirements to obtain such license are disclosed in the Description of Business section of the Registration Statement on page 9.

Financial Products, page 9

5.  We note your disclosure that you will obtain a credit facility through your website. Please provide more information with respect to this credit facility and explain how you intend to obtain it through your website. We further note your disclosure regarding a warehouse line of credit on page 10. Please revise to clarify whether this source of financing is separate from the credit facility.

Response: We will not be obtaining a credit facility through our website separate from the warehouse line of credit mentioned on page 10 of the Registration Statement. The Registration Statement has been revised to reflect this information.

Operations

Automation, page 10

6.  Please describe the underwriting criteria that you plan to utilize in order to determine whether to approve and make loans to potential customers. If your underwriting criteria will affect your disclosed plan to give customers approval decisions within seconds, please revise such disclosure as appropriate in this section and throughout the filing.

Response: Approval of an application will be determined based upon the applicant’s creditworthiness, the value of the car being purchased, and the amount of the loan being applied for. It is possible that a determination will not be made in seconds. As such, we have removed such language from the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 13

7.  We note your disclosure that the loan to value ratios of other lenders who make traditional loans secured by autos are typically much higher than yours. Please revise to disclose your basis for this statement.

Response: The Registration Statement on Form S-1/A has been revised to delete the reference made with regard to other lenders on page 13.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin